SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-5256

VF CORPORATION

TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of plan)

105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)

(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
Table of contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Tax-Advantaged Savings Plan for Hourly Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President, Treasurer VF Corporation

Date: June 29, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H – Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 27, 2005

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003
ASSETS
Investments, at fair value
VF Corporation common stock - 34,743 shares in 2004 35,767 shares in 2003	$1,924,095	$1,546,561
Other securities	11,516,797	11,466,647

Total investments	13,440,892	13,013,208
Loans receivable from participants	639,038	574,936

Net assets available for benefits	$14,079,930	$13,588,144

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2004
Investment income

Net realized and unrealized appreciation in fair value of investments	$1,152,132
Dividends on VF Corporation common stock	36,206
Income from mutual funds and bank common trust funds	237,288

1,425,626
Interest on participant loans	22,459

Participant contributions	846,469

2,294,554

Benefits paid to participants	(1,802,768)

Net increase	491,786

Net assets available for benefits
Beginning of period	13,588,144

End of period	$14,079,930

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (IRC). Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 50% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company (Fidelity) with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. (UMB Bank) The investment programs and investment objectives of the Plan funds are as follows:

(a)	Money Market Fund: Monies are invested in a money market fund.

(b)	Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

(c)	Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

(d)	Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

(e)	Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

(f)	Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

(g)	Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

(h)	Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

(i)	Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

(j)	VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

(k)	Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Individual accounts are maintained for each participant; each account includes the individual’s contributions and investment funds’ earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

Participants may borrow up to 50% of the participant’s total account balance. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 477 and 458 loans outstanding at December 31, 2004 and December 31, 2003 respectively.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For government guaranteed loans, UMB Bank values the loans at cost as they are guaranteed by the full faith and credit of the United States Federal Government. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Corporation common stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C — INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -– RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, Fidelity and UMB Bank, the Plan’s trustees. Certain plan investments are funds managed by Fidelity and UMB Bank, and therefore these transactions qualify as party-in-interest.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS

Net realized and unrealized appreciation and year-end fair value of investments included in Plan equity includes the following:

	Net Realized
	Appreciation in	Fair Value
	Fair Value for the Year	At December 31
	Ended December 31, 2004	2004	2003
Fair value as determined by quoted market or stated redemption price:

VF Corporation Common Stock	$436,089	$1,924,095	$1,546,561
Mutual funds and bank common trust funds	516,945	7,684,345	7,296,269

	953,034	9,608,440	8,842,830

Fair value as determined by
Plan trustee:

Mutual funds and bank common trust funds	199,098	3,832,452	4,170,378

	199,098	3,832,452	4,170,378

	$1,152,132	$13,440,892	$13,013,208

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS (Continued)

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2004	2003
Fidelity Growth & Income Fund (39,152 shares and 40,194 shares)	$1,496,008	$1,425,866
Fidelity Puritan Fund (43,886 shares and 44,382 shares)	831,646	819,743
Fidelity US Equity Index Commingled Pool (33,131 shares and 35,220 shares)	1,239,767	1,189,375
VF Corporation Common Stock (34,743 shares and 35,767 shares)	1,981,960	1,546,561
Fidelity Retirement Money Market Portfolio (1,260,617 shares and 1,308,799 shares)	1,260,617	1,308,799
ProCapp Fixed Income Fund (283,675 shares and 324,291 shares)	3,832,452	4,170,378
Baron Asset Fund (15,372 shares and 14,963 shares)	807,350	655,858

VF Corporation Tax-Advantaged Savings Plan
For Hourly Employees

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2004

Identity of issue, borrower,	Number of	Current
lessor, or similar party	Shares	Value
*Fidelity Puritan Fund	43,886	$831,646
*Fidelity Growth & Income Fund	39,152	1,496,008
*Fidelity Diversified International Fund	11,872	340,037
*Fidelity Dividend Growth Fund	2,239	63,786
*Fidelity Retirement Money Market Portfolio	1,260,617	1,260,617
*Fidelity U.S. Equity Index Commingled Pool	33,131	1,239,767
Baron Asset Fund	15,372	807,350
Longleaf Small Cap Fund	18,926	564,962
*UMB Bank ProCapp Fixed Income Fund	283,675	3,832,452
*VF Corporation Common Stock Fund	34,743	1,981,960
*Various Mutual Funds	N/A	1,022,307
Loans Receivable from Participants (with interest rates from 4% to 9.5%)	N/A	639,038

		$14,079,930

*	represents a party-in-interest